PROSPECTUS SUPPLEMENT NO. 1 (TO PROSPECTUS DATED JUNE 24, 2008)	Filed Pursuant to Rule 424(b)(3) Registration Statement No. 333-150136

Verenium Corporation

10,233,617 Shares of Common Stock

This prospectus supplement No. 1 supplements and amends the prospectus dated June 24, 2008 relating to the offer and sale from time to time by the selling stockholders of up to 10,233,617 shares of our common stock.

This prospectus supplement should be read in conjunction with the prospectus dated June 24, 2008, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it. All references in the prospectus to “this prospectus” are hereby amended to read “this prospectus (as supplemented and amended).”

The information regarding Highbridge Convertible Arbitrage Master Fund, L.P. and Highbridge International LLC included in the table and related footnotes in the “Selling Stockholders” section on pages 7–10 of the prospectus is hereby amended and supplemented as set forth below.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to Offering (1)	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus (2)	Common Stock Owned upon Completion of this Offering (3)
			Number of Shares	Percentage
Highbridge Convertible Arbitrage Master Fund, L.P. (7)	1,000,493	323,408	933,102	10.8%
Highbridge International LLC (8)	7,139,118	2,307,714	6,658,234	10.8%

* Less than one percent

(1)	This column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the 8% senior convertible notes and warrants, as of February 27, 2008 (except as otherwise noted in footnotes 5, 12, 14 and 15), assuming conversion of the $71 million in principal amount of all notes held by the selling stockholders at the initial conversion price of $4.09 per share and exercise in full of the warrants to purchase 7,987,626 shares of our common stock, or warrant shares, held by the selling stockholders on that date, without regard to any limitations on conversions or exercise. The principal amount of the 8% senior convertible notes acquired by the selling stockholders and the number of warrant shares allocable to each selling stockholder in this column is set forth in the footnotes below.
(2)	This column lists the maximum number of shares to be sold pursuant to this prospectus by each selling stockholder. The principal amount of the 8% senior convertible notes acquired by the selling stockholders and the number of conversion shares, warrant shares and interest shares allocable to each selling stockholder in this column is set forth in the footnotes below.

(3)	We have assumed the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.
(7)	Highbridge Capital Management, LLC is the trading manager of Highbridge Convertible Arbitrage Master Fund, L.P. and has voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge Convertible Arbitrage Master Fund, L.P. Highbridge Convertible Arbitrage Master Fund, L.P. acquired an aggregate principal amount of $2,802,500 of the 8% senior convertible notes, of which $1,327,500 in principal amount was acquired through the exchange of $1,475,000 in aggregate principal amount of our 5.5% convertible senior notes. The shares allocated to Highbridge Convertible Arbitrage Master Fund, L.P. in the third column of the above table represent 323,408 shares of our common stock that it may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion).
(8)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC. Highbridge International LLC acquired an aggregate principal amount of $19,997,500 of the 8% senior convertible notes, of which $9,472,500 in principal amount was acquired through the exchange of $10,525,000 in aggregate principal amount of our 5.5% convertible senior notes. The shares allocated to Highbridge International LLC in the third column of the above table represent 2,307,714 shares of our common stock that it may acquire upon conversion of the 8% senior convertible notes (including in satisfaction of any make-whole obligation upon such conversion).

We prepared this table based on the information supplied to us by the selling stockholders named in the table and we have not sought to verify such information. Information about the selling stockholders may change over time. Any changed information will be set forth in further prospectus supplements and/or amendments. The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of the 8% senior convertible notes or warrants held by them since the date on which the information in the above table was provided to us.

Investing in our common stock or the notes involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 4 of the prospectus, as well as the section entitled “Risk Factors” included in our recent quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 7, 2008.